Clean Coal Technologies, Inc.

12518 W Atlantic Blvd.

Coral Springs, FL 33071

September 29, 2009

Ms. Anne Nyugen Parker, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

 Washington. D.C. 20549-7010

Re:

Comment Letter dated September 3, 2009 for

Clean Coal Technologies, Inc. Form 10/A Filed August 24, 2009

File Number 000-53557

Ms. Nyugen Parker:

Pursuant to the comments received from the Commission in the letter dated September 3, 2009, the following are our responses.  For your convenience, the comments are quoted followed by our response and a page number where amendments or modifications were made if appropriate.

Comment 1: Item lA. Risk Factors, page 9

Please include a risk factor that addresses management's conclusion in the Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009 that your financial disclosure controls and procedures were not effective due to your limited internal resources and lack of ability to have multiple levels of transaction review. Discuss the steps and resources needed to remediate your disclosure controls and procedures.

Response – The risk factor has been added per the staff’s request. Page 14

Comment 2: We have experienced large net losses .... , page 12

We note your additional risk factor in response to our prior comment 8, and we reissue that comment in part. Enhance your disclosure in this risk factor to quantify and discuss the nature of 2your operating expenses for the year ended December 31, 2007, the year ended December 31, 2008, and the six months ended June 30, 2009. In addition, discuss your contractual cash obligations for the next year and next three years, which we note to be $1.7 million and $6.7 million, respectively.

Response – The risk factor has been expanded to address the staff’s comment. Page 13

Comment 3: Liquidity and Capital Resources, page 18

We note that in response to our prior comment 12, you filed a form of promissory note as Exhibit 10.10, and we reissue that comment in part. You disclose that you have obtained cash for research and development activities and operating expenses through advances and loans from affiliates, stockholders, and related parties. In your next amendment, please list and file any such loan agreements as exhibits to your filing, or tell us why such agreements should not be filed. See Item 601 (b)(10)(iii) of Regulation S-K.

Response – All written loan agreements (5 notes and one debenture) are being filed as exhibits per the staff’s request.  All remaining amounts are unsecured advances with no interest or repayment terms, with all amounts recorded on receipt as accounts payable. None of the advances are subject to any written agreement. The advances are not pursuant to any compensatory plan and there is no provision or understanding contemplated for anything other than cash repayment upon availability of funds.

Comment 4: Item 10. Recent Sales of Unregistered Securities, Page 30

Shares Issued for Services, page 30

Your disclosure states that you "exercised [your] cancellation option on September 24, 2009 with Cappello Capital .... " Please explain or clarify this statement, as September 24, 2009 has not yet occurred.

Response – This was a typographic error.  The correct cancellation date was September 24, 2008.  The typo has been corrected in the amended filing. Pages 18, 20, 34.

We are providing hard copies of this response letter and our amended filing via FedEx per the staff’s request.  We appreciate your assistance and thank you in advance for your prompt attention.

Sincerely,

Clean Coal Technologies, Inc.

/s/Douglas Hague

Douglas Hague, Chief Executive Officer and President